UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011.

Commission File Number 333-170434

Chuo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

33-1, Shiba, 3-chome

Minato-ku, Tokyo 105-8574

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This report on Form 6-K contains the following:

Capital Adequacy Ratio for the 3rd Quarter of Fiscal Year 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chuo Mitsui Trust Holdings, Inc.

Date: February 10, 2011	By:	/s/ Masaru Hashimoto
	Name:	Masaru Hashimoto
	Title:	Senior Executive Officer

February 10, 2011

Chuo Mitsui Trust Holdings, Inc.

President: Kazuo Tanabe

Code No.: 8309

Capital Adequacy Ratio for the 3rd Quarter of Fiscal Year 2010

Chuo Mitsui Trust Holdings, Inc. hereby announces the capital adequacy ratio for the 3rd Quarter of Fiscal Year 2010.

1.	Chuo Mitsui Trust Holdings, consolidated basis (Japanese domestic standards)

					(Unit: yen million, %)
		No.	End-12/10	Change	End-9/10
Total capital	(2+3-4)	1	1,129,482	60,486	1,068,995
Tier 1		2	797,690	22,205	775,485
Tier 2		3	350,464	38,222	312,241
Items for deduction	(minus )	4	18,673	(58)	18,731
Risk adjusted assets		5	6,620,633	(496,359)	7,116,993
Capital adequacy ratio	(1/5)	6	17.06	2.04	15.02
Tier1 ratio	(2/5)	7	12.04	1.15	10.89

Total required capital amount	(5x8% )*	8	529,650	(39,709)	569,359

2.	The Chuo Mitsui Trust and Banking, consolidated basis (Japanese domestic standards)

					(Unit: yen million, %)
		No.	End-12/10	Change	End-9/10
Total capital	(10+11-12)	9	1,034,205	59,776	974,429
Tier 1		10	702,395	21,593	680,801
Tier 2		11	350,464	38,222	312,241
Items for deduction	(minus )	12	18,654	40	18,613
Risk adjusted assets		13	6,451,422	(483,612)	6,935,034
Capital adequacy ratio	(9/13)	14	16.03	1.98	14.05
Tier1 ratio	(10/13)	15	10.88	1.07	9.81

Total required capital amount	(13x8% )*	16	516,113	(38,689)	554,802

3.	The Chuo Mitsui Trust and Banking, non-consolidated basis (Japanese domestic standards)

					(Unit: yen million, %)
		No.	End-12/10	Change	End-9/10
Total capital	(18+19-20)	17	1,063,348	55,594	1,007,754
Tier 1		18	735,776	17,640	718,135
Tier 2		19	350,463	38,222	312,241
Items for deduction	(minus )	20	22,891	269	22,622
Risk adjusted assets		21	6,541,828	(473,814)	7,015,642
Capital adequacy ratio	(17/21)	22	16.25	1.89	14.36
Tier1 ratio	(18/21)	23	11.24	1.01	10.23

Total required capital amount	(21x8% )*	24	523,346	(37,905)	561,251

4.	Chuo Mitsui Asset Trust and Banking, non-consolidated basis (Japanese domestic standards)

					(Unit: yen million, %)
		No.	End-12/10	Change	End-9/10
Total capital	(26+27-28)	25	40,258	1,677	38,580
Tier 1		26	40,258	1,677	38,580
Tier 2		27	—	—	—
Items for deduction	(minus )	28	—	—	—
Risk adjusted assets		29	116,325	215	116,110
Capital adequacy ratio	(25/29)	30	34.60	1.38	33.22
Tier1 ratio	(26/29)	31	34.60	1.38	33.22

Total required capital amount	(29x4% )	32	4,653	9	4,644

(*)	Though Chuo Mitsui Trust Holdings, Inc. and The Chuo Mitsui Trust and Banking Co., Ltd. use Japanese domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of total required capital amount.